Beaufield Consolidated Resources Inc.

19 Nesbitt Street Ottawa Ontario Canada K2H 8C4
P.O. Box 11385 Station Ottawa Ontario Canada K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
E-mail: beaufield@rogers.com

November 14, 2003

Attention: Division of Corporate Finance
Office – International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Beaufield Consolidated Resources Inc. – Annual Meeting
EXEMPTION NUMBER: 82-1557
Fiscal Year ended: August 31, 2003
CUSIP #: 07433C204

Dear Sir or Madam:

This is to advise you that the following material for Beaufield Consolidated Resources Inc., were mailed out on November 14, 2003 by first class mail to registered and beneficial shareholders of record at the close of business on November 7, 2003.

1. Notice calling the Annual General and Special Meeting of Shareholders to be held on December 16, 2003 along with Information Circular.
2. Proxy to vote at such meeting.
3. Annual Report
4. Consolidated Financial Statements as at August 31, 2003 and
5. Supplemental Mailing Return Card and a return envelope.

Two copies of abovementioned material are enclosed for your records.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

Christine Hansen
Administrative Assistant

BEAUFIELD CONSOLIDATED RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Beaufield Consolidated Resources Inc. (the "Company") will be held at Quinn's Ale House, 1070 Bank Street, Ottawa, Ontario K1S 3X3 (Tel: 613-523-2200) on Tuesday, December 16, 2003 at 2:00 p.m. (eastern standard time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2003 together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.
4. To fix the number of directors for the ensuing year at five.
5. To elect directors for the ensuing year.
6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Ottawa, Ontario this 7th day of November, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS
BEAUFIELD CONSOLIDATED RESOURCES INC.

(signed) *"Jens E. Hansen"*
Jens E. Hansen, President

BEAUFIELD CONSOLIDATED RESOURCES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 7, 2003.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Beaufield Consolidated Resources Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the corporate office of the Company at 19 Nesbitt Street, Ottawa, Ontario, K2H 8C4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one vote. There are 27,930,311 common shares issued and outstanding.

Only those common shareholders of record November 7, 2003 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the

registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders should enter their own names in the blank space on the forms of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at five. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.**

The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from said nominees, and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the year in which he was first elected a director, and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Name, Municipality of Residence, Position with Company	Present Principal Occupation [1]	Previously a director since	Shares Owned [2]
Jens E. Hansen [3] Ottawa, Ontario President & Director	Professional Engineer Ontario and Quebec; Director of Melkior Resources Inc. since 1996 (President and CEO from 1997 to August 2001); President of Trillion Resources Ltd. from 1989 to June 30, 1998	June 16, 1995	2,112,500
Gary F.J. Zak Director	Director Alto Minerals Inc.; Director, Forum Development Corp.	December 20, 1994	97,500
Robert A. Martin [3] Montreal, Quebec Secretary & Director	Independent Mining Consultant, Montreal, Quebec, 1996 to present; Director, Craton Gold Ltd., Calgary, Alberta, 1996 to 1998 (Chairman and CEO since 1998); Investment Advisor & Mining Analyst, Lafferty, Harwood & Partners Ltd., Montreal, Quebec, 1996 to 1998	November 1, 2001	Nil
David R. Bell St. Catherines, Ontario Director	Independent Mining Consultant, 1981 to present; Director and President CaribGold Resources Inc., 1993 to present; Director, Franco Nevada Mining Corporation Inc., 1987 to 2002.	May 1, 2002	Nil
Paul R. Carmel [3] Montreal, Quebec Director	Professional Engineer, Mining; Investment Manager and Director of Sentient Asset Management Canada Ltd.; formerly Manager Private Equity Mining Portfolio at the Caisse de depot et placement du Quebec	December 17, 2002	1,000,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 31, 2003.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on October 21, 2003.

Appointment and Remuneration of Auditors

The persons named in the enclosed Proxy will vote for the reappointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Raymond Chabot Grant Thornton were first appointed auditors of the Company on February 26, 1997.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See "REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION - Executive Compensation" below.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Jens E. Hansen, the President of the Company, is the sole executive officer of the Company. During the fiscal year ended August 31, 2003 no cash compensation was paid to Mr. Hansen by the Company. However, see the "Summary Compensation Table" below for details of certain geophysical consulting fees and administrative expenses paid to a private company controlled by Mr. Hansen.

Compensation of Named Executive Officer

Applicable securities legislation requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer, for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Jens E. Hansen is the "Named Executive Officer" of the Company for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Com-pensation ($)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Jens E. Hansen President	2003 2002 2001	Nil[(1)] Nil[(1)] Nil[(1)]	N/A N/A N/A	N/A N/A N/A	400,000 Nil 975,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) During the fiscal year ended August 31, 2003 a total of $13,997 was paid to Geotest Corporation for geophysical consulting services and administrative fees. During the fiscal years ended August 31, 2002 and August 31, 2001 a total of $0 and $16,350, respectively, was paid to Geotest Corporation for management and consulting fees, office rent and overheads and secretarial fees. Geotest Corporation is a private company controlled by Jens E. Hansen.

Stock Options

The Company has in place a stock option plan for the purposes of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company.

The following table discloses the particulars of options or stock appreciation rights ("**SARs**) granted to the Named Executive Officer during the most recently completed financial year:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial year	Securities under Options/ SARs granted (#)	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
Jens E. Hansen President	2003	400,000	50%	$0.145	$0.145	July 25, 2008

The following table discloses the particulars of stock options exercised by the Named Executive Officer during the immediately preceding fiscal year:

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Jens Hansen President	2003	350,000	$35,000	1,025,000 (1) (exercisable)	$53,750 (2)

(1) Of these options, a total of 625,000 options are exercisable at a price of $0.10 per share on or before January 2, 2006. The remaining 400,000 options are exercisable at a price of $0.145 per share on or before July 25, 2008. As of August 31, 2003 the last closing price of the Company's shares on the TSX Venture Exchange was $0.17.

(2) [625,000 x ($0.17 - $0.10)] + [400,000 x ($0.17 - $0.145)] = $53,750.

Retirement Plans

The Company has no retirement plans, pension plans or other form of retirement compensation for its employees.

Employment Contracts and Termination of Employment

As of the date hereof, the Company has not entered into a formal management/employment agreement with the Named Executive Officer or with any of its other key employees and there are no specific compensatory plans or arrangements currently in place with such officer or other employees in the event of termination or a change in control of the Company. See "Compensation of Named Executive Officer" for details of the aggregate compensation paid to the Named Executive Officer by the Company during the fiscal year ended August 31, 2003.

Compensation of Directors

During the fiscal year ended August 31, 2003 Jens E. Hansen and Paul R. Carmel each received a stock option to purchase up to 400,000 common shares of the Company at a price of $0.145 per share exercisable on or before July 25, 2008 pursuant to the Company's stock option plan. In addition, David Bell was paid the sum of $6,000 in consulting fees for geological services provided to the Company. See also "Compensation of Named Executive Officer" above for details of the compensation paid to the Named Executive Officer.

Save and except as aforesaid and the reimbursement of out of pocket expenses, the directors of the Company received no remuneration in their capacities as such during the fiscal year ended August 31, 2003.

Indebtedness

None of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance which guidelines have been adopted by the TSX Venture Exchange for all Tier 1 issuers. These guidelines require that each Tier 1 listed company disclose on an annual basis its approach to corporate governance with reference to the TSX Guidelines including the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The Company's board of directors (the "Board") and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to and compliance with the TSX Guidelines.

1. *Board should explicitly assume responsibility for stewardship of the Company, and specifically for adoption of a strategic planning process, identification of principal risks, succession planning and monitoring, communications policy and integrity of internal control and management information systems.*

The Board is responsible for the overall stewardship of the Company, planning, directing, identification of principal risks, and controlling issues which are pivotal to determining corporate strategy and direction. The Board considers management development programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of shares and other securities, as well as those matters requiring Board approval by law. The Company does not have a succession plan in place at this time.

2. *Majority of directors should be "unrelated" (free from conflicting interest).*

The Board currently comprises five members, of whom four are unrelated by virtue of being independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. The fifth director is a member of senior management.

3. *Disclose for each director whether he or she is related, and how that conclusion was reached.*

Jens Hansen, as President of the Company, is the only "related" director by virtue of being a member of senior management. See also "Executive Compensation" above for details of the compensation paid to a company controlled by Mr. Hansen during the last three fiscal years.

4. *Appointment of a Committee responsible for appointment/assessment of directors.*

Currently the Board performs the functions of a Nominations Committee of the Company with the responsibility for the recruitment and appointment of directors.

5. *Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.*

The Board does not formally review the contributions of individual Board members. The Board believes that its size facilitates informal discussion and evaluation of members' contributions.

6. *Provide orientation and education programs for new directors.*

The Company does not currently have any formal orientation and education programs for new directors. Orientation and education of new directors is carried out through an informal process.

7. *Consider reducing size of Board, with a view to improving effectiveness.*

A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board believes that its current size of five members promotes effectiveness and efficiency.

8. *Review the compensation of directors in light of risks and responsibilities.*

Given its relatively small size the entire Board currently performs the functions of a Compensation Committee of the Company with the responsibility for reviewing the adequacy and form of compensation of directors and officers. At present, a majority of the Board is comprised of unrelated directors.

9. *Committees should generally be composed of outside directors, a majority of whom are unrelated.*

The Board has formally appointed an Audit Committee comprised of two outside and unrelated directors and one management director. See also paragraph 13 above.

10. *Appoint a Committee responsible for approach to corporate governance issues.*

The Board has implicitly and explicitly acknowledged its responsibility for developing the Company's approach to governance issues.

11. *The Board should develop position descriptions for the Board and for the chief executive officer and the Board should approve or develop corporate objectives which the chief executive officer is responsible for meeting.*

To date the Company has not developed position descriptions for the Board or the Chief Executive Officer/President ("CEO"). The Board currently sets the Company's annual objectives which become the objectives against which the CEO's performance are measured.

12. *Establish procedures to enable the Board to function independently of management.*

Four out of the existing five directors comprising the Board are independent directors and presently, in matters that require independence from management, only the four independent Board members may participate in the decision making and evaluation.

13. *Establish an Audit Committee with a specifically defined mandate (all members should be non-management directors).*

As stated above, the Audit Committee is composed of three directors, the majority of whom (2) are also officers of the Company contrary to the provisions of the *Company Act* (British Columbia). Notwithstanding same, the Board believes that it is still in compliance with applicable securities legislation requiring that a majority of the members of the audit committee be "unrelated" directors since one of such officers, being the Secretary of the Company, does not, in the particular circumstances of the Company, form part of management or carry out a policy-making function. Nevertheless the Board will rectify such breach immediately following the Meeting by ensuring that not only is the Company's audit committee comprised of a majority of "unrelated" directors but that such majority are not also officers or employees of the Company. The roles of the Audit Committee include responsibility for overseeing management's reporting on internal control. The Audit Committee has direct communication channels with the external auditors. The Company has no formal internal audit process.

14. *Implement a system to enable individual directors to engage outside advisers, at Corporation's expense.*

The Company has no formal policy which allows outside directors to engage outside advisors at the Company's expense.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company save and except as set forth elsewhere in this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the appointment of auditors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Ottawa, Ontario, this 7th day of November, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Jens E. Hansen"*
Jens E. Hansen
President

Beaufield Consolidated Resources Inc.

P.O. Box 11385 Station H Ottawa Ontario K2H 7V1
19 Nesbitt Street Ottawa Ontario K2H 8C4
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

12(g) Exemption # 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

REPORT TO SHAREHOLDERS

for the year ended August 31, 2003

The acquisition of 100% interest in the Urban-Rouleau gold properties, after an agreement to acquire the Kinross interest, places Beaufield in an excellent position to undertake exploration in 2003-2004. The Urban area of Quebec has all the hallmarks of becoming a new producing gold camp and has recently been re-activated following improved access roads and a new gold discovery by other exploration companies. Exploration by Beaufield has already begun with the objective of expanding the known gold zone where earlier estimates have suggested the presence of a significant gold bearing structure containing a gold resource. The best previously announced drill hole from the 1987 drilling program was 27.53 g/t gold over 3.05 metres. The extent of this resource will be explored laterally and at depth where it remains open in both directions.

Beaufield also anticipates exploration on its other properties including Hemlo in Ontario and Ungava and Troilus in Quebec.

A financing of $250,000 from Dundee Capital Corp has enabled the company to advance several properties during the year. Discussions are underway for exploration financing for the coming season.

Beaufield's financial position at year end consisted of $162,316 in share investments. In September 2003 a portion of these were sold for net proceeds of $129,943 representing a profit of $3,627. This cash will be kept on hand for operating capital. The company's net earnings from property options and investments was $70,305 compared with $2,793 for the previous year. The net loss for the year was $0.012 per share ($0.008, 2002).

A writedown of $392,922 was taken for the Mainstreet property on which no exploration has been undertaken for the past three years. The property has substantial excess work and will be kept in good standing pending new geological models.

Total administrative expenses for the year was $149,986 ($107,927, 2002). The increased cost was due to the undertaking of an investor relations program. The I.R. program has been terminated but it may be reconsidered during the coming year. Other costs including regulatory, legal and accounting also increased during the previous year, we expect these to remain constant for the current year. Beaufield has adequate cash on hand to meet all administrative costs for the coming year. The company plans future financing to undertake an active exploration program in 2003-2004.

Exploration 2003- 2004:

Beaufield is focussing its mineral exploration in Ontario and Quebec. Since Beaufield's listing on the Vancouver Stock Exchange on January 20, 1986 the company has always maintained an uniquely Canadian focus exploring for gold, copper, zinc, nickel and platinum group metals. Canada continues to provide world class mineral discoveries and offers superior stability.

Beaufield prefers to acquire its exploration properties by staking although from time to time will purchase properties from others. To spread the exploration risk and to recoup exploration costs Beaufield has from time to time entered into option and joint ventures with other exploration companies.

The focus of current exploration will be on:

a)	Lac Rouleau, Quebec properties	- 5,232 hectares
b)	Hemlo properties, Ontario	- 7,616 hectares
c)	Raglan-Ungava, Quebec	- 2,334 hectares
d)	Lac Evans-Troilus, Quebec	- 13,922 hectares
e)	Other	- 3,479 hectares
	Total:	32,583 hectares

Several other properties are held in inventory such as the Lizar-Hiawatha, Ontario and Allard River, Quebec. Beaufield has exposure to 32,583 hectares or 325.83 sq km (80,480 acres) of exploration lands.

a) **Urban- Lac Rouleau:**

History and Background:

Beaufield entered into an agreement with Exploration Minière Kidd Creek on a series of claims in Urban and adjoining townships (NTS 32G/4) on November 1, 1986.

To earn an interest of 49% Beaufield spent in excess of $2,000,000 on exploration before February 28, 1990. Subsequently Kidd Creek was acquired by Falconbridge with the latter creating a gold subsidiary Falconbridge Gold Corp. to hold its gold assets including the Urban properties. Kinross was created from Falconbridge Gold in August 1996.

The original property was expanded on two occasions namely in 1988 when the partners staked additional ground and in May 1993 when key ground adjoining the zone 18 gold discovery was purchased from Cominco Limited and Agnico Eagle Mines Limited.

On October 14, 2003 Beaufield announced that it had purchased all of the Kinross interest in the claims hence Beaufield now owns 100% of the Urban properties.

The properties are located approximately 175 km northeast of Val d'Or and cover a total of 5,232 hectares.

Exploration and Potential:

During the period 1986 to 1993 the partners drilled 37,430 metres with approximately half drilled on the zone 18 gold discovery. Numerous significant gold

intersections were encountered. There is presently a work surplus of $2.5 million on the claims. Since 1993 very little work has been carried out largely due to the depressed gold price and negotiations to acquire adjoining ground.

The zone 18 deposit remains open along strike and to depth. Zone 18 was discovered by hole 18, which graded 5.15 g/t gold over 3.35m. Another zone was discovered 700 m to the west by hole 17 grading 4.29 g/t gold over 6.55 m. The best hole from 1987 drilling program was 27.53 g/t gold over 3.05 metres. All the drilling was managed by Falconbridge. Key claims adjoining the discovery were purchased from Cominco-Agnico Eagle in 1993, these have not yet been explored but will be investigated in 2003-2004.

Beaufield has now begun its 2003-2004 exploration program. A grid of 44 km of cut line covers an area measuring 1.5 km by 2.5 km centered on zones 17 and 18. Magnetic surveying is underway, this will be followed by an induced polarization survey to detect sulphides which are known to host gold in the Urban area.

The new data will be integrated with previous drill results which will be digitized and a geological model established. Drilling is planned for the coming winter season with the objective of defining and expanding the currently known gold zone.

With the acquisition of the adjoining Agnico Eagle-Cominco ground, Beaufield can now explore and drill all of zone 18 and its extensions. With the acquisition of the Kinross interest, Beaufield now owns 100% of the Urban properties.

b) **Hemlo Properties:**

History and Background:

The gold mines at Hemlo in north Central Ontario currently produce approximately one million ounces of gold per year or 20% of the Canadian production. The deposits were discovered in 1981, as a result of work by David Bell who is currently a Beaufield director.

Beaufield acquired two properties totaling 2,000 hectares adjoining the Hemlo Mine leases in 2001. In August 2002, Sparton Resources Inc. agreed to earn a 51% interest by spending $600,000 and making cash payments. Beaufield and Sparton formed the Hemlo Joint Ventures in 2002 to jointly acquire and explore on a 50-50 basis other properties in the Hemlo area. The most significant of these were the Joa and Fowler properties purchased from Newmont Canada Ltd in November 2002. These two properties cover 2,288 hectares. The Qued property was subsequently acquired from Newmont and Placer Dome Ltd.

The total holdings in the Hemlo gold camp by the Beaufield-Sparton Hemlo joint venture cover 7,616 hectares

Exploration and Potential:

Little new exploration has been undertaken since the initial discoveries at Hemlo in the early 1980's. There is considerable interest in locating new deposits to replace ore being depleted by the mines.

The Hemlo joint venture undertook drilling of 3 of the properties namely the Cedar Creek, Fowler and Little Black River during the winter of 2003 with approximately 15 holes being drilled. The results were anomalous but economically negative.

The only Hemlo property that Beaufield considers to have significant exploration potential is the Joa which is located on Hwy 17, 13 km due west of the gold mines. Five targets defined by Newmont's earlier work remain to be explored. A previous hole on a 2.3 km long sericitized zone is reported by Bond Gold from earlier work to have intersected 11.65 g/t gold over 1.12 metres. The claims cover the Barite zone which is part of the mine sequence.

Much untested ground remains to be explored. Before undertaking further work Beaufield will examine and compile all existing data which will be complimented by new geophysical surveys. A budget has not at this stage, been allocated to the Joa property.

c) **The Raglan- Ungava Property:**

History and Background:

Beaufield first explored in the Raglan-Ungava region in 1986-1988. Falconbridge Limited began nickel-copper production in 1998 from its deposits within the Chukotat group of rocks. Canadian Royalties announced a significant nickel-copper discovery 15 km south of Raglan in 2001 which led to a staking rush by other parties in 2002.

Beaufield returned to the region at that time and using results from its earlier work was able to reacquire a 2,334.54 hectare property adjoining Falconbridge and on strike with Falconbridge's Raglan mines. The Beaufield property is due east of Falconbridge's Donaldson mine which hosts a resource of 3,835,000 tonnes at 3.44% nickel, 0.80% copper and 6.6 g/t combined platinum palladium.

Beaufield has granted an option to Volcanic Metals Inc. whereby Volcanic can earn a 50% interest by spending $750,000 on exploration and payments of $25,000 and 300,000 shares.

Exploration and Potential:

The Beaufield property covers a strike length of 5.5 km of the favourable Chukotat volcanic geology. The adjoining Falconbridge property covers 55 km of the same geology.

Volcanic Metals has prepared an Engineer's report which recommends a $350,000 exploration program funded by them and consisting of 2,625 metres of drilling. Beaufield expects the work to be undertaken in 2004.

d) **Lac Evans Troilus Properties**

History and Background:

Beaufield acquired a group of claims at the eastern end of the Lac Evans Troilus volcanic belt in 1998 by staking. This was augmented by the acquisition of an adjoining group from Caribgold Resources in 2001.

The Lac Evans property now covers 7,450 hectares. The property received limited drilling by Noramco in 1987. Noramco reported a drill intersection of 15.28% zinc, 1.02% copper, 69.21 g/t silver and 0.15 g/t gold over 5 metres. The zone was explored for about 200 metres within a conductive anomaly measuring 3,500 metres leaving unexplored potential.

In February 2003 Beaufield staked a series of claims within the same volcanic belt at Troilus to cover 6,472 hectares. These claims adjoin and are on strike with the Troilus gold deposit for which Inmet Mining reported a gold production of 164,900 ounces in 2002. The claims also adjoin the Tortigny base metal deposit owned by Noranda Inc. The Tortigny deposit is reported to contain 530,000 tonnes 6.49% zinc, 3.59% copper 85.2 g/t.

Exploration and Potential:

Beaufield is the largest land holder in the Lac Evans Troilus volcanic belt. The properties have unexplored base metal and gold potential.

At the time of writing this report exploration plans have not been formalized. Initially a high resolution airborne electromagnetic and magnetic survey is anticipated for the Troilus portion. At Lac Evans geochemical exploration of known targets appears to be the best exploration approach. Lac Evans exploration should be undertaken during the summer.

I would like to thank the shareholders for their support and the Board of Directors for their excellent advice and assistance.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BEAUFIELD CONSOLIDATED RESOURCES INC.

(signed) "Jens E. Hansen", P. Eng.
President, Beaufield Consolidated Resources Inc.

November 7, 2003

Exemption number 82-1557

Beaufield Consolidated Resources Inc.

(an exploration company)

Financial Statements
August 31, 2003

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

AUDITORS' REPORT

To the Shareholders of
Beaufield Consolidated Resources Inc.

We have audited the balance sheets of Beaufield Consolidated Resources Inc. as at August 31, 2003 and 2002 and the statements of operations and deficit, deferred mineral expenditures and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or
November 3, 2003

Place du Québec
888, 3e Avenue
Val-d'Or (Québec) J9P 5E6
Téléphone : (819) 825-6226
Télécopieur : (819) 825-1461
Internet : www.rcgt.com

Beaufield Consolidated Resources Inc.

(an exploration company)

Balance Sheets

August 31, 2003 and 2002

	2003	2002
	$	$
ASSETS		
Current assets		
Cash and cash equivalents		128,608
Listed shares (market value $174,600; $51,816 in 2002)	**162,316**	49,980
Taxes receivable	**8,840**	6,450
Option payment receivable		20,000
	171,156	205,038
Exploration funds	**57,948**	
Mineral properties, at cost (Note 4)	**1,852,119**	1,856,716
Long-term investment (Note 5)	**11,000**	11,000
	2092,223	2,072,754
LIABILITIES		
Current liabilities		
Bank overdraft	**89**	
Accounts payable and accrued liabilities	**51,934**	42,815
	52,023	42,815
Future income taxes	**168,000**	170,000
	220,023	212,815
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	**15,473,826**	15,024,326
Deficit	**(13,601,626)**	(13,164,387)
	1,872,200	1,859,939
	2,092,223	2,072,754

The accompanying notes are an integral part of the financial statements.

(s) Jens E. Hansen
(Jens E. Hansen), President and Director

(s) Robert A. Martin
(Robert A. Martin), Director

Beaufield Consolidated Resources Inc.

(an exploration company)

Statements of Operations and Deficit

Years ended August 31, 2003 and 2002

	2003	2002
	$	$
Revenues		
Option payments	**59,788**	
Investment	**10,517**	2,793
	70,305	2,793
Administrative expenses		
Administrative services, fees, rent and office	**45,221**	39,236
Travelling and promotion	**5,303**	6,433
Investors relations	**26,051**	
Shareholders' reports	**15,323**	7,793
Shareholders' information, trustee and registration fees	**20,200**	18,873
Telecommunications	**2,034**	2,512
Legal, audit and accounting fees	**35,378**	32,884
Interest and financing charges	**476**	196
	149,986	107,927
Dropped mineral properties and write-down	**394,268**	
	544,254	107,927
Loss before income taxes	**(473,949)**	(105,134)
Income taxes	**(134,000)**	54,000
Net loss	**(339,949)**	(159,134)
Deficit, beginning of year	**(13,164,387)**	(12,889,253)
Share issue expenses	**(97,290)**	(116,000)
Deficit, end of year	**(13,601,626)**	(13,164,387)
Basic and diluted net loss per share	**(0.012)**	(0.008)
Weighted average number of common shares outstanding	**27,396,201**	21,103,188

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.

(an exploration company)

Statements of Deferred Mineral Expenditures

Years ended August 31, 2003 and 2002

	2003	2002
	$	$
Balance, beginning of year	**1,856,716**	1,489,801
Additions		
Drilling	**33,620**	
Geology	**65,048**	10,915
Geophysics	**11,840**	23,462
Linecutting	**53,107**	4,000
Travelling	**1,958**	
General field expenses	**22,693**	20,277
Claim management	**4,345**	1,606
Option payment and acquisition cost	**226,852**	345,560
	419,463	405,820
	2,276,179	1,895,621
Deductions		
Property option	**19,362**	20,000
Mining duties recovered	**10,430**	18,905
Dropped mineral properties and write-down	**394,268**	
	424,060	38,905
Balance, end of year	**1,852,119**	1,856,716

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.

(an exploration company)

Statements of Cash Flows

Years ended August 31, 2003 and 2002

	2003	2002
	$	$
OPERATING ACTIVITIES		
Net loss	**(339,949)**	(159,134)
Non-cash items		
Loss (gain) on disposal of listed shares	**(2,900)**	400
Gain on option payments received	**(59,788)**	
Dropped mineral properties and write-down	**394,268**	
Future income taxes	**(134,000)**	54,000
Changes in non-cash working capital items		
Taxes receivable	**(2,390)**	(3,810)
Accounts payable and accrued liabilities	**9,119**	13,219
Cash flows used in operating activities	**(135,640)**	(95,325)
INVESTING ACTIVITIES		
Additions to listed shares	**(164,466)**	
Disposal of listed shares	**91,030**	14,300
Exploration funds	**(57,948)**	
Additions to mineral properties	**(230,963)**	(105,820)
Option payments received	**63,150**	
Mining duties recovered	**10,430**	18,905
Cash flows used in investing activities	**(288,767)**	(72,615)
FINANCING ACTIVITIES		
Issue of shares	**327,000**	275,000
Share issue expenses	**(31,290)**	
Cash flows from financing activities	**295,710**	275,000
Net increase (decrease) in cash and cash equivalents	**(128,697)**	107,060
Cash and cash equivalents, beginning of year	**128,608**	21,548
Cash and cash equivalents (bank overdraft), end of year	**(89)**	128,608
Additional disclosures of cash flows information :		
Share issuance expenses related to future income taxes on flow-through shares	**66,000**	116,000
Issuance of capital stock for acquisition of mineral properties	**122,500**	300,000
Option payment received in shares	**36,000**	
Additions to mineral properties related to future income taxes	**66,000**	

The accompanying notes are an integral part of the financial statements.

1 —GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the British Columbia Act, is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of expenditures on mineral properties and the related deferred exploration expenses are dependent upon the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and the development of the mineral properties, and upon future profitable production or alternatively, on the sufficiency of proceeds from disposition.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 — CHANGES IN ACCOUNTING POLICIES

On September 1, 2002, the Company adopted prospectively the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. This Section defines notably recognition, measurement and disclosure standards for stock-based payments to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-base method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company has adopted the latter alternative treatment for its employees. The supplementary information required by this new Section is presented in Note 7.

On September 1, 2001, the Company also adopted the new recommendations issued by the Canadian Institute of Chartered Accountants with respect of Section 3500, *Earnings per shares*. Under the new recommendations, the treasury stock method is used instead of the current imputed earnings approach, for determining the dilution effects of options and warrants. Since the Company has incurred losses, such recommendations did not affect the Company's diluted net loss per share.

3 — ACCOUNTING POLICIES

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral properties. Actual results may differ from those estimates.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Exploration funds

Exploration funds consist of cash and cash equivalents, restricted in use for flow-through exploration expenses, pursuant to financing agreements.

Mineral properties

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Government assistance and mining duty credits are applied against the deferred mineral expenditures. Option payments received are applied against the mineral properties or accounted in the operations if the property has already been written off or if the proceed is in excess of the deferred acquisition cost.

3 — ACCOUNTING POLICIES (continued)

Reclamation obligation

Provisions for future site restoration and reclamation are accrued when a reasonable estimate of the costs can be made.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in note 7.

Flow-through common shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting of income taxes, the future income taxes related to temporary differences arising at the later of the renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding charge in the statement of deficit.

Share issue expenses

Share issue expenses are accounted in increase of the deficit.

Stock – based compensations plans

The Company has a stock-based compensation plan for which no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Since the Company does not account for options granted to employees using the fair value method, it discloses pro forma information related to net income and earnings per share figures, which are calculated as if the entity applied the fair value method of accounting to stock options granted to employees. Options granted to non-employees are accounted for using the fair value-based method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

4 — MINERAL PROPERTIES

		2003	2002
		$	$
a)	Louvicourt and Pascalis Township, Québec - "Mainstreet project"	**1**	393,923
b)	Barry, Urban, Carpiquet and Souart Township, Québec - "Urban project"	**979,835**	982,701
c)	Allard River, Québec	**129,156**	102,529
d)	Launay Township, Québec	**7,712**	7,712
e)	Lac Evans area, Québec	**284,056**	273,477
f)	Raglan Ungava, Québec	**2,092**	
g)	Troilus, Québec	**32,109**	
h)	Hemlo properties, Ontario	**214,030**	83,469
i)	Lizar-Hiawatha, Ontario	**161,757**	6,452
j)	Other properties	**41,371**	6,453
		1,852,119	1,856,716

a) **Louvicourt and Pascalis Township, Québec – "Mainstreet project"**

A 40% interest in 8 mining claims subject to a 2% net smelter return (NSR) royalty on all minerals produced from these claims.

b) **Barry, Urban, Carpiquet and Souart Township, Québec – "Urban project"**

A 48.57% to 50% interest in 310 mining claims in joint venture with Kinross Gold Corporation. (See also Note 11 c)

c) **Allard River, Québec**

In 2002, the Company acquired a 100% interest in 119 mining claims (117 in 2003) located in Galinée Township by issuing 763,950 common shares. The property is subject to a 2% NSR.

d) **Launay, Township, Québec**

On September 1, 2000, the Company granted an option to Melkior Resources Inc. to earn up to 60% interest on the remaining 7 claims by fulfilling a $50,000 expenditures commitment over a 4 years period.

4 — MINERAL PROPERTIES (continued)

e) **Lac Evans area, Québec**

A 100% interest in 136 cells (converted from 341 mining claims). In 2002, the Company acquired 286 mining claims by issuing 1,836,050 common shares.

f) **Raglan Ungava, Québec**

A 50% interest in 57 mining claims in Raglan Ungava. Volcanic Metal Exploration Inc. «VME» can earn the remaining 50% by a $25,000 option payment, the issuing of 300,000 shares of its capital stock and by spending $750,000 work before July 1, 2008. VME can earn an additional 25% by completing a bankable feasibility. The Company will own a 1% NSR which can be repurchased for $500,000 after completion of the feasibility study.

g) **Troilus, Québec**

A 100% interest in 289 mining claims.

h) **Hemlo properties, Ontario**

1 – Cedar Creek

In 2002, the Company acquired a 100% interest in mining claims covering 2,000 hectares (1,504 hectares in 2003) by issuing 400,000 common shares and by making cash payments totalling $27,720. The property is subject to a 2% NSR.

On August 21, 2002, amended on September 13, 2002, the Company entered into an option agreement with Sparton Resources Inc. «Sparton» which can earn an initial 50% interest in this property by paying $20,000 in cash and by spending $600,000, increased from an initial amount of $500,000, on exploration on the property within two years of August 21, 2002 of which $100,000 within 180 days of formal date of ratification and an additional $150,000 prior to the first anniversary of the date of this agreement. Sparton also holds the option to increase its equity interest in the project to 51% by paying the sum of $30,000

2 – Pic River

In 2002, the Company acquired a 100% interest in 165 mining claims located in Pic Township by paying $14,400 in cash for staking cost.

4 — MINERAL PROPERTIES (continued)

2 – Pic River (continued)

On September 13, 2002, the Company entered into an option agreement with Sparton which has earned a 50% interest in the property by a $18,150 option payment. Sparton is the operator and exploration is funded 50-50 between the Company and Sparton.

3 – Joa / Fowler and Qued

During the year, the Company acquired a 50% interest covering 114 mining claims with Sparton in the combined Joa / Fowler and Qued properties from Newmount Canada Ltd and Placer Dome (CLA) Limited by issuing a total of 250,000 shares of the Company and a total of 400,000 shares purchase warrants exercisable before February 2006. Sparton is the operator and exploration is funded 50-50 between the Company and Sparton.

The Joa / Fowler property is subject to a 0.5% to 1% NSR depending on the price of gold and certain other terms and condition. The Qued property is subject to a 2.5% NSR.

4 – Little Black River, Pic Township

During the year, the Company acquired a 50% interest in 2 mining claims by paying $4,650 and by paying annual instalments of $3,000 beginning on January 22, 2004 and continuing as long as the Company holds the claims. The property is subject to a 0.9% NSR.

i) **Lizar – Hiawatha, Ontario**

During the year, the Company acquired a 100% interest in 46 units for a total of 736 hectares in the Lizar-Hiawatha property located in the Sault Ste-Marie Division by issuing 400,000 shares of the Company which payment has been requested of the Regulatory authorities and approval is awaited. The Company also holds an option to acquire a 100% interest in a patented-claim block for an amount of $100,000 before January 1, 2007. The property is subject to a 2% NSR.

j) **Other properties**

During the year, the Company has maintained an interest in different mineral properties located in the provinces of Québec, Ontario and New Brunswick.

5 — LONG-TERM INVESTMENT

The Company holds 50 units in a non-publicly traded 2,500 unit, Ontario prospecting syndicate. As mineral exploration and fieldwork is anticipated to be carried out over a number of years, this investment is considered long-term. It is carried at initial acquisition cost of $5,000 plus attendant 2000 consulting and overhead costs of $6,000.

6 — CAPITAL-STOCK

Authorized

An unlimited number of common shares without par value

a) Issued and fully paid

	2003		2002	
	Number	$	Number	$
Balance, beginning of year	25,330,311	15,024,326	19,580,311	14,449,326
Issued in counterpart of:				
Mineral properties [1]	650,000	122,500	3,000,000	300,000
Private placements			3,000,000	240,000
Flow-through private placements	1,250,000	250,000	350,000	35,000
Exercise of options	350,000	35,000		
Exercise of warrants	350,000	42,000		
	2,600,000	449,500	5,750,000	575,000
Balance, end of year	27,930,311	15,473,826	25,330,311	15,024,326
Number of shares under escrow	129,750		129,750	

[1] Regulatory approval for the issuance of 400,000 shares pending as at August 31, 2003.

7— FIXED STOCK OPTION PLANS AND WARRANTS

Options

The Company has established a stock option plan pursuant to which options to purchase common shares may be granted to certain officers, directors and employees of the Company as well as persons providing ongoing services to the Company. Under the plan, options to purchase an aggregate of up to 5,300,000 of the common shares outstanding from time-to-time may be granted. No optionee, at the date of grant of the options, may hold more than 5% of shares issued and outstanding; however, the limit for services providers is 2%. Exercise price of options equals the market price of the Company's stock on the date of grant. All options are exercisable upon issuance and are for a five-year term.

7— FIXED STOCK OPTION PLANS AND WARRANTS (continued)

A summary of the status of the Company's fixed stock option plan as at August 31, 2003 and 2002 and the changes during the years ending on those dates is presented below:

	2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	$	$		$
Outstanding, beginning of year	3,150,000	0.10	2,325,000	0.11
Granted	800,000	0.145	1,200,000	0.10
Exercised	(350,000)	0.10	–	
Expired	–		(375,000)	0.15
Outstanding, end of year	3,600,000	0.11	3,150,000	0.10
Options exercisable at year end	3,600,000		3,150,000	

As at August 31, 2003, the following options are outstanding:

Expiry date	Exercise price	Shares
	$	
January 2, 2006	0.10	2,000,000
May 1, 2007	0.10	800,000
July 25, 2008	0.145	800,000
		3,600,000

During the year, the Company granted 800,000 stock options with a weighted average exercise price of $0.145. The Company does not record any compensation expense for its employees. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been increased to the pro forma amounts indicated in the following table:

		2003
		$
Net loss	As reported	**(339,949)**
	Pro forma	**(453,449)**
Basic and diluted net loss per share	As reported	**(0.012)**
	Pro forma	**(0.017)**

7 — FIXED STOCK OPTION PLANS AND WARRANTS (continued)

The pro forma effect on net loss of the period is not representative of the pro forma on net loss of future periods because it does not take into consideration the pro forma compensation cost related to options awarded prior to September 1, 2002.

The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the awards granted since the beginning of the year:

Expected dividend yield	0%
Expected volatility	151%
Risk-free interest rate	3.69%
Expected life	5 years

The weighted average fair value of stock options granted since the beginning of the year was $0.142.

Warrants

The outstanding warrants to purchase common shares are as follows:

			Number of shares	
Expiry date	Exercise price	Number of warrants	**2003**	2002
	$			
December 31, 2002	0.12	350,000		350,000
July 26, 2004	0.12	2,400,000	**2,400,000**	2,400,000
October 28, 2004	0.20	125,000	**125,000**	
November 8, 2005	0.35 to 0.75	200,000	**200,000**	
February 17, 2006	0.35 to 0.75	200,000	**200,000**	
			2,925,000	2,750,000

8 — INCOME TAXES

The Company's effective income tax rate differs from the combined federal and provincial income tax rate in Canada. The difference results form the following:

	2003	2002
	$	$
Loss before income taxes	**(473,949)**	(105,134)
Income taxes at the combined federal and provincial tax rate of 37% (39% in 2002)	**(176,700)**	(41,300)
Share issue expenses deductible	**(3,000)**	(1,000)
Write-off of tax benefits recognized previously	**44,400**	
Other items	**1,300**	
Change in valuation allowance		96,300
Income taxes	**(134,000)**	54,000

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following :

	2003	2002
	$	$
Future income tax assets		
Operating losses carried forward [1]	**286,000**	288,000
Share issue expenses deductible	**12,000**	
Future income tax liabilities		
Mineral properties	**(466,000)**	(458,000)
	(168,000)	(170,000)

[1] Operating losses available to reduce income taxes in future years are detailed as follows:

2004	132,000
2005	115,000
2006	110,000
2007	80,000
2008	77,000
2009	100,000
2010	153,000
	767,000

9 — RELATED PARTY TRANSACTIONS

The principal transactions concluded with its directors and or companies controlled by directors are as follows:

	2003	2002
	$	$
Deferred exploration expenses		
Purchase of mineral properties		22,940
Geology	**7,000**	
Geophysics	**6,000**	
Administrative expenses		
Administrative fees	**6,997**	2,503

These transactions were concluded in normal course of operations and were measured at the exchange amount, that is the amount established and accepted by the parties.

There were accounts payable or accrued liabilities at August 31, 2003 to a company controlled by a director in the amount of $18,540 ($28,225 in 2002).

10 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, taxes receivables, option payment recivable, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from junior mining companies.

11 — SUBSEQUENT EVENTS

a) On September 5, 2003, subject to regulatory approval, the Company has agreed with LEH Ventures Ltd to acquire a 50% interest in the LEH Otish property. To earn its 50% interest, the Company will pay for heavy mineral sampling and the subsequent kimberlite analysis.

b) On September 18, 2003, subject to regulatory approval, the Company and Wamco Technology Group Ltd «Wamco» signed an agreement whereby Wamco can acquire a 50% interest in the Lizar-Hiawatha property by:

- Paying $10,000 on approval followed by annual instalments of $10,000 until completion of the $400,000 expenditure or completion of the feasibility depending on the option selected by Wamco;
- Issuing 400,000 of its shares;
- Spending $400,000 on exploration over five years at a minimum rate of $80,000 per year.

Wamco can also acquire an additional 25% interest by completing a bankable feasibility.

c) On October 14, 2003, subject to regulatory approval, Kinross Gold Corporation has agreed to sell its approximate 50% interest in the Barry, Urban, Carpiquet and Souart Township property to the Company in exchange for 2,000,000 shares.

Exemption number 82-1557

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	Beaufield Consolidated Resources Inc.
ISSUER'S ADDRESS:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario, Canada K2H 7V1
ISSUER TELEPHONE NUMBER:	613-721-2919
ISSUER FAX NUMBER:	613-828-7268
CONTACT PERSON:	Jens E. Hansen, P.Eng.
CONTACT'S POSITION:	President
FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT:	November 7, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED SCHEDULE A AND SCHEDULES B & C.

(signed) "Jens E. Hansen"	November 7, 2003
NAME OF DIRECTOR	DATE SIGNED
(signed) "Robert A. Martin"	November 7, 2003
NAME OF DIRECTOR	DATE SIGNED

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – Supplementary Information
for the year ended August 31, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS
   See Audited Financial Statements for the year ended August 31, 2003.

2. RELATED PARTY TRANSACTIONS
   See Note 9 of the Audited Financial Statements for the year ended August 31, 2003.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD
   See Notes 6 and 7 of the Audited Financial Statements for the year ended August 31, 2003.

4. SUMMARY OF SECURITIES AS AT END OF REPORTING PERIOD

   Authorized Capital
   100,000,000 common shares without par value

   Number and Recorded Value for Shares Issued and Outstanding
   27,930,311 common shares at a recorded value of $15,473,826.

   Outstanding Options
   See Note 7 of the Audited Financial Statements for the year ended August 31, 2003.

   Outstanding Warrants
   See Note 7 of the Audited Financial Statements for the year ended August 31, 2003.

   Shares in Escrow or Pooling Agreements
   129,750

5. LIST OF DIRECTORS & OFFICERS

List of Directors	List of Officers
David R. Bell, St. Catharines, Ontario	Jens E. Hansen, President & CEO
Paul R. Carmel, Montreal, Quebec	Robert A. Martin, Secretary
Jens E. Hansen, Ottawa, Ontario	
Robert A. Martin, Montreal, Quebec	
Gary F. Zak, Vancouver, B.C.	

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "C" – MANAGEMENT DISCUSSION AND ANALYSIS
for the year ended August 31, 2003

1. DESCRIPTION OF BUSINESS

Beaufield Consolidated Resources Inc. is a mineral exploration and development company which acquires, explores, joint-ventures and develops mineral properties in Canada.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The comparative financial situation of Beaufield is outlined on page 4 of the August 2003 Financial Statements.

Beaufield's financial position at year end consisted of $162,316 in share investments. In September 2003 a portion of these were sold for net proceeds of $129,943 representing a profit of $3,627. This cash will be kept on hand for operating capital. The company's net earnings from property options and investments was $70,305 compared with $2,793 for the previous year. The net loss for the year was $0.012 ($0.008, 2002).

A writedown of $392,922 was taken for the Mainstreet property on which no exploration has been undertaken for the past three years. The property has substantial excess work and will be kept in good standing pending new geological models.

Total administrative expenses for the year was $149,986 ($107,927, 2002). The increased cost was due to the undertaking of an investor relations program. The I.R. program has been terminated but it may be reconsidered during the coming year. Other costs including regulatory, legal and accounting also increased during the previous year, we expect these to remain constant for the current year. Beaufield has adequate cash on hand to meet all administrative costs for the coming year. The company plans future financing to undertake an active exploration program in 2003-2004.

President's Report

The acquisition of 100% interest in the Urban-Rouleau gold properties, after an agreement to acquire the Kinross interest, places Beaufield in an excellent position to undertake exploration in 2003-2004. The Urban area of Quebec has all the hallmarks of becoming a new producing gold camp and has recently been re-activated following improved access roads and a new gold discovery by other exploration companies. Exploration by Beaufield has already begun with the objective of expanding the known gold zone where earlier estimates have suggested the presence of a significant gold bearing structure containing a gold resource. The best previously announced drill hole from the 1987 drilling program was 27.53 g/t gold over 3.05 metres. The extent of this resource will be explored laterally and at depth where it remains open in both directions.

Beaufield also anticipates exploration on its other properties including Hemlo in Ontario and Ungava and Troilus in Quebec.

Transactions with Related Parties

David R. Bell, a Director, undertook $7,000 of geological exploration work for Beaufield during the year with respect to the Hemlo Joint Venture managed by Sparton Resources Inc.

Jens E. Hansen, President, undertook $6,000 of exploration work relating to his technical expertise in geophysics. Geotest Corporation, 75% owned by Jens E. Hansen was paid $6,997 which resulted from a 10% markup on cash advances to Beaufield subsequently reimbursed at cost plus 10%. This has received Board approval.

There are no contracts with Directors.

3. SUBSEQUENT EVENTS

Refer to Item 11, page 18 of the Audited Financial Statements dated August 31, 2003.

4. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

A financing of $250,000 from Dundee Capital Corp has enabled the company to advance several properties during the year. Discussions are underway for exploration financing for the coming season.

Beaufield is in discussion with various parties concerning exploration financing for 203-2004.

5. LIQUIDITY AND SOLVENCY

Beaufield's financial position at year end consisted of $162,316 in share investments. In September 2003 a portion of these were sold for net proceeds of $129,943 representing a profit of $3,627. This cash will be kept on hand for operating capital.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the**Company**.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing addressis:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

BEAUFIELD CONSOLIDATED RESOURCES INC. (the "Company")

TO BE HELD AT THE QUINN'S ALE HOUSE, 1070 BANK STREET, OTTAWA, ONTARIO

ON TUESDAY, DECEMBER 16, 2003, AT 2:00 PM (EASTERN TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JENS E. HANSEN, the President and a Director of the Company, or failing this person, DAVID R. BELL, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at five	______	______
		For	**Withhold**
2.	To elect as Director, David R. Bell	______	______
3.	To elect as Director, Paul R. Carmel	______	______
4.	To elect as Director, Jens E. Hansen	______	______
5.	To elect as Director, Robert A. Martin	______	______
6.	To elect as Director, Gary F. Zak	______	______
7.	To appoint Raymond Chabot Grant Thornton, Chartered Accountants, as Auditors of the Company	______	______
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

BEAUFIELD CONSOLIDATED RESOURCES INC.

SUPPLEMENTAL MAILING LIST RETURN CARD

Pursuant to National Instrument 54-102, Beaufield Consolidated Resources Inc. (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company at the following address:

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street
P.O. Box 11385 - Station H
Ottawa, Ontario
K2H 7V1

Attention: The Secretary

I do wish to be placed on the Company's supplemental mailing list:

____
NAME (please print)

____
ADDRESS

____

____

Exemption number 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

CORPORATE DATA

Head Office
19 Nesbitt Street
Ottawa, Ontario K2H 8C4
Telephone: 613-721-2919
Fax: 613-828-7268
e-mail: beaufield@rogers.com

Directors and Officers
David R. Bell
Paul R. Carmel
Jens E. Hansen
Robert A. Martin
Gary F.J. Zak

Registrar and Transfer Agent
ComputerShare Trust Company of Canada
Suite 700
1500 University Street
Montreal, Quebec H3A 3S8

Legal Counsel
Gregory T. Chu
Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C. V6E 3C9

Michel Blouin
Lavery, DeBilly
Suite 4000 – 1 Place Ville Marie
Montreal, Quebec H3B 4M4

Auditor
Raymond Chabot Grant Thornton
Place du Québec
888 – 3rd Avenue
Val d'Or, Quebec J9P 5E6

Listing and Symbol
TSX Venture Exchange - BFD

BEAUFIELD CONSOLIDATED RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Beaufield Consolidated Resources Inc. (the "Company") will be held at Quinn's Ale House, 1070 Bank Street, Ottawa, Ontario K1S 3X3 (Tel: 613-523-2200) on Tuesday, December 16, 2003 at 2:00 p.m. (eastern standard time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2003 together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.
4. To fix the number of directors for the ensuing year at five.
5. To elect directors for the ensuing year.
6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Ottawa, Ontario this 7th day of November, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS
BEAUFIELD CONSOLIDATED RESOURCES INC.

(signed) *"Jens E. Hansen"*
Jens E. Hansen, President

BEAUFIELD CONSOLIDATED RESOURCES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 7, 2003.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Beaufield Consolidated Resources Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the corporate office of the Company at 19 Nesbitt Street, Ottawa, Ontario, K2H 8C4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one vote. There are 27,930,311 common shares issued and outstanding.

Only those common shareholders of record November 7, 2003 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the

registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders should enter their own names in the blank space on the forms of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at five. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.**

The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from said nominees, and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the year in which he was first elected a director, and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Name, Municipality of Residence, Position with Company	Present Principal Occupation [1]	Previously a director since	Shares Owned [2]
Jens E. Hansen [3] Ottawa, Ontario President & Director	Professional Engineer Ontario and Quebec; Director of Melkior Resources Inc. since 1996 (President and CEO from 1997 to August 2001); President of Trillion Resources Ltd. from 1989 to June 30, 1998	June 16, 1995	2,112,500
Gary F.J. Zak Director	Director Alto Minerals Inc.; Director, Forum Development Corp.	December 20, 1994	97,500
Robert A. Martin [3] Montreal, Quebec Secretary & Director	Independent Mining Consultant, Montreal, Quebec, 1996 to present; Director, Craton Gold Ltd., Calgary, Alberta, 1996 to 1998 (Chairman and CEO since 1998); Investment Advisor & Mining Analyst, Lafferty, Harwood & Partners Ltd., Montreal, Quebec, 1996 to 1998	November 1, 2001	Nil
David R. Bell St. Catherines, Ontario Director	Independent Mining Consultant, 1981 to present; Director and President CaribGold Resources Inc., 1993 to present; Director, Franco Nevada Mining Corporation Inc., 1987 to 2002.	May 1, 2002	Nil
Paul R. Carmel [3] Montreal, Quebec Director	Professional Engineer, Mining; Investment Manager and Director of Sentient Asset Management Canada Ltd.; formerly Manager Private Equity Mining Portfolio at the Caisse de depot et placement du Quebec	December 17, 2002	1,000,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 31, 2003.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on October 21, 2003.

Appointment and Remuneration of Auditors

The persons named in the enclosed Proxy will vote for the reappointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Raymond Chabot Grant Thornton were first appointed auditors of the Company on February 26, 1997.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See "REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION - Executive Compensation" below.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Jens E. Hansen, the President of the Company, is the sole executive officer of the Company. During the fiscal year ended August 31, 2003 no cash compensation was paid to Mr. Hansen by the Company. However, see the "Summary Compensation Table" below for details of certain geophysical consulting fees and administrative expenses paid to a private company controlled by Mr. Hansen.

Compensation of Named Executive Officer

Applicable securities legislation requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer, for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Jens E. Hansen is the "Named Executive Officer" of the Company for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Com-pensation ($)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Jens E. Hansen President	2003 2002 2001	Nil[(1)] Nil[(1)] Nil[(1)]	N/A N/A N/A	N/A N/A N/A	400,000 Nil 975,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) During the fiscal year ended August 31, 2003 a total of $13,997 was paid to Geotest Corporation for geophysical consulting services and administrative fees. During the fiscal years ended August 31, 2002 and August 31, 2001 a total of $0 and $16,350, respectively, was paid to Geotest Corporation for management and consulting fees, office rent and overheads and secretarial fees. Geotest Corporation is a private company controlled by Jens E. Hansen.

Stock Options

The Company has in place a stock option plan for the purposes of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company.

The following table discloses the particulars of options or stock appreciation rights ("**SARs**) granted to the Named Executive Officer during the most recently completed financial year:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial year	Securities under Options/ SARs granted (#)	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
Jens E. Hansen President	2003	400,000	50%	$0.145	$0.145	July 25, 2008

The following table discloses the particulars of stock options exercised by the Named Executive Officer during the immediately preceding fiscal year:

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Jens Hansen President	2003	350,000	$35,000	1,025,000 (1) (exercisable)	$53,750 (2)

(1) Of these options, a total of 625,000 options are exercisable at a price of $0.10 per share on or before January 2, 2006. The remaining 400,000 options are exercisable at a price of $0.145 per share on or before July 25, 2008. As of August 31, 2003 the last closing price of the Company's shares on the TSX Venture Exchange was $0.17.

(2) [625,000 x ($0.17 - $0.10)] + [400,000 x ($0.17 - $0.145)] = $53,750.

Retirement Plans

The Company has no retirement plans, pension plans or other form of retirement compensation for its employees.

Employment Contracts and Termination of Employment

As of the date hereof, the Company has not entered into a formal management/employment agreement with the Named Executive Officer or with any of its other key employees and there are no specific compensatory plans or arrangements currently in place with such officer or other employees in the event of termination or a change in control of the Company. See "Compensation of Named Executive Officer" for details of the aggregate compensation paid to the Named Executive Officer by the Company during the fiscal year ended August 31, 2003.

Compensation of Directors

During the fiscal year ended August 31, 2003 Jens E. Hansen and Paul R. Carmel each received a stock option to purchase up to 400,000 common shares of the Company at a price of $0.145 per share exercisable on or before July 25, 2008 pursuant to the Company's stock option plan. In addition, David Bell was paid the sum of $6,000 in consulting fees for geological services provided to the Company. See also "Compensation of Named Executive Officer" above for details of the compensation paid to the Named Executive Officer.

Save and except as aforesaid and the reimbursement of out of pocket expenses, the directors of the Company received no remuneration in their capacities as such during the fiscal year ended August 31, 2003.

Indebtedness

None of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance which guidelines have been adopted by the TSX Venture Exchange for all Tier 1 issuers. These guidelines require that each Tier 1 listed company disclose on an annual basis its approach to corporate governance with reference to the TSX Guidelines including the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The Company's board of directors (the "Board") and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to and compliance with the TSX Guidelines.

1. *Board should explicitly assume responsibility for stewardship of the Company, and specifically for adoption of a strategic planning process, identification of principal risks, succession planning and monitoring, communications policy and integrity of internal control and management information systems.*

The Board is responsible for the overall stewardship of the Company, planning, directing, identification of principal risks, and controlling issues which are pivotal to determining corporate strategy and direction. The Board considers management development programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of shares and other securities, as well as those matters requiring Board approval by law. The Company does not have a succession plan in place at this time.

2. *Majority of directors should be "unrelated" (free from conflicting interest).*

The Board currently comprises five members, of whom four are unrelated by virtue of being independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. The fifth director is a member of senior management.

3. *Disclose for each director whether he or she is related, and how that conclusion was reached.*

Jens Hansen, as President of the Company, is the only "related" director by virtue of being a member of senior management. See also "Executive Compensation" above for details of the compensation paid to a company controlled by Mr. Hansen during the last three fiscal years.

4. *Appointment of a Committee responsible for appointment/assessment of directors.*

Currently the Board performs the functions of a Nominations Committee of the Company with the responsibility for the recruitment and appointment of directors.

5. *Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.*

The Board does not formally review the contributions of individual Board members. The Board believes that its size facilitates informal discussion and evaluation of members' contributions.

6. *Provide orientation and education programs for new directors.*

The Company does not currently have any formal orientation and education programs for new directors. Orientation and education of new directors is carried out through an informal process.

7. *Consider reducing size of Board, with a view to improving effectiveness.*

A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board believes that its current size of five members promotes effectiveness and efficiency.

8. *Review the compensation of directors in light of risks and responsibilities.*

Given its relatively small size the entire Board currently performs the functions of a Compensation Committee of the Company with the responsibility for reviewing the adequacy and form of compensation of directors and officers. At present, a majority of the Board is comprised of unrelated directors.

9. *Committees should generally be composed of outside directors, a majority of whom are unrelated.*

The Board has formally appointed an Audit Committee comprised of two outside and unrelated directors and one management director. See also paragraph 13 above.

10. *Appoint a Committee responsible for approach to corporate governance issues.*

The Board has implicitly and explicitly acknowledged its responsibility for developing the Company's approach to governance issues.

11. *The Board should develop position descriptions for the Board and for the chief executive officer and the Board should approve or develop corporate objectives which the chief executive officer is responsible for meeting.*

To date the Company has not developed position descriptions for the Board or the Chief Executive Officer/President ("CEO"). The Board currently sets the Company's annual objectives which become the objectives against which the CEO's performance are measured.

12. *Establish procedures to enable the Board to function independently of management.*

Four out of the existing five directors comprising the Board are independent directors and presently, in matters that require independence from management, only the four independent Board members may participate in the decision making and evaluation.

13. *Establish an Audit Committee with a specifically defined mandate (all members should be non-management directors).*

As stated above, the Audit Committee is composed of three directors, the majority of whom (2) are also officers of the Company contrary to the provisions of the *Company Act* (British Columbia). Notwithstanding same, the Board believes that it is still in compliance with applicable securities legislation requiring that a majority of the members of the audit committee be "unrelated" directors since one of such officers, being the Secretary of the Company, does not, in the particular circumstances of the Company, form part of management or carry out a policy-making function. Nevertheless the Board will rectify such breach immediately following the Meeting by ensuring that not only is the Company's audit committee comprised of a majority of "unrelated" directors but that such majority are not also officers or employees of the Company. The roles of the Audit Committee include responsibility for overseeing management's reporting on internal control. The Audit Committee has direct communication channels with the external auditors. The Company has no formal internal audit process.

14. *Implement a system to enable individual directors to engage outside advisers, at Corporation's expense.*

The Company has no formal policy which allows outside directors to engage outside advisors at the Company's expense.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company save and except as set forth elsewhere in this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the appointment of auditors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Ottawa, Ontario, this 7th day of November, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Jens E. Hansen"*
Jens E. Hansen
President

Beaufield Consolidated Resources Inc.
P.O. Box 11385 Station H Ottawa Ontario K2H 7V1
19 Nesbitt Street Ottawa Ontario K2H 8C4
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

12(g) Exemption # 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

REPORT TO SHAREHOLDERS

for the year ended August 31, 2003

The acquisition of 100% interest in the Urban-Rouleau gold properties, after an agreement to acquire the Kinross interest, places Beaufield in an excellent position to undertake exploration in 2003-2004. The Urban area of Quebec has all the hallmarks of becoming a new producing gold camp and has recently been re-activated following improved access roads and a new gold discovery by other exploration companies. Exploration by Beaufield has already begun with the objective of expanding the known gold zone where earlier estimates have suggested the presence of a significant gold bearing structure containing a gold resource. The best previously announced drill hole from the 1987 drilling program was 27.53 g/t gold over 3.05 metres. The extent of this resource will be explored laterally and at depth where it remains open in both directions.

Beaufield also anticipates exploration on its other properties including Hemlo in Ontario and Ungava and Troilus in Quebec.

A financing of $250,000 from Dundee Capital Corp has enabled the company to advance several properties during the year. Discussions are underway for exploration financing for the coming season.

Beaufield's financial position at year end consisted of $162,316 in share investments. In September 2003 a portion of these were sold for net proceeds of $129,943 representing a profit of $3,627. This cash will be kept on hand for operating capital. The company's net earnings from property options and investments was $70,305 compared with $2,793 for the previous year. The net loss for the year was $0.012 per share ($0.008, 2002).

A writedown of $392,922 was taken for the Mainstreet property on which no exploration has been undertaken for the past three years. The property has substantial excess work and will be kept in good standing pending new geological models.

Total administrative expenses for the year was $149,986 ($107,927, 2002). The increased cost was due to the undertaking of an investor relations program. The I.R. program has been terminated but it may be reconsidered during the coming year. Other costs including regulatory, legal and accounting also increased during the previous year, we expect these to remain constant for the current year. Beaufield has adequate cash on hand to meet all administrative costs for the coming year. The company plans future financing to undertake an active exploration program in 2003-2004.

Exploration 2003- 2004:

Beaufield is focussing its mineral exploration in Ontario and Quebec. Since Beaufield's listing on the Vancouver Stock Exchange on January 20, 1986 the company has always maintained an uniquely Canadian focus exploring for gold, copper, zinc, nickel and platinum group metals. Canada continues to provide world class mineral discoveries and offers superior stability.

Beaufield prefers to acquire its exploration properties by staking although from time to time will purchase properties from others. To spread the exploration risk and to recoup exploration costs Beaufield has from time to time entered into option and joint ventures with other exploration companies.

The focus of current exploration will be on:

a)	Lac Rouleau, Quebec properties	- 5,232 hectares
b)	Hemlo properties, Ontario	- 7,616 hectares
c)	Raglan-Ungava, Quebec	- 2,334 hectares
d)	Lac Evans-Troilus, Quebec	- 13,922 hectares
e)	Other	- 3,479 hectares
	Total:	32,583 hectares

Several other properties are held in inventory such as the Lizar-Hiawatha, Ontario and Allard River, Quebec. Beaufield has exposure to 32,583 hectares or 325.83 sq km (80,480 acres) of exploration lands.

a) **Urban- Lac Rouleau:**

History and Background:

Beaufield entered into an agreement with Exploration Minière Kidd Creek on a series of claims in Urban and adjoining townships (NTS 32G/4) on November 1, 1986.

To earn an interest of 49% Beaufield spent in excess of $2,000,000 on exploration before February 28, 1990. Subsequently Kidd Creek was acquired by Falconbridge with the latter creating a gold subsidiary Falconbridge Gold Corp. to hold its gold assets including the Urban properties. Kinross was created from Falconbridge Gold in August 1996.

The original property was expanded on two occasions namely in 1988 when the partners staked additional ground and in May 1993 when key ground adjoining the zone 18 gold discovery was purchased from Cominco Limited and Agnico Eagle Mines Limited.

On October 14, 2003 Beaufield announced that it had purchased all of the Kinross interest in the claims hence Beaufield now owns 100% of the Urban properties.

The properties are located approximately 175 km northeast of Val d'Or and cover a total of 5,232 hectares.

Exploration and Potential:

During the period 1986 to 1993 the partners drilled 37,430 metres with approximately half drilled on the zone 18 gold discovery. Numerous significant gold

intersections were encountered. There is presently a work surplus of $2.5 million on the claims. Since 1993 very little work has been carried out largely due to the depressed gold price and negotiations to acquire adjoining ground.

The zone 18 deposit remains open along strike and to depth. Zone 18 was discovered by hole 18, which graded 5.15 g/t gold over 3.35m. Another zone was discovered 700 m to the west by hole 17 grading 4.29 g/t gold over 6.55 m. The best hole from 1987 drilling program was 27.53 g/t gold over 3.05 metres. All the drilling was managed by Falconbridge. Key claims adjoining the discovery were purchased from Cominco-Agnico Eagle in 1993, these have not yet been explored but will be investigated in 2003-2004.

Beaufield has now begun its 2003-2004 exploration program. A grid of 44 km of cut line covers an area measuring 1.5 km by 2.5 km centered on zones 17 and 18. Magnetic surveying is underway, this will be followed by an induced polarization survey to detect sulphides which are known to host gold in the Urban area.

The new data will be integrated with previous drill results which will be digitized and a geological model established. Drilling is planned for the coming winter season with the objective of defining and expanding the currently known gold zone.

With the acquisition of the adjoining Agnico Eagle-Cominco ground, Beaufield can now explore and drill all of zone 18 and its extensions. With the acquisition of the Kinross interest, Beaufield now owns 100% of the Urban properties.

b) **Hemlo Properties:**

<u>History and Background:</u>

The gold mines at Hemlo in north Central Ontario currently produce approximately one million ounces of gold per year or 20% of the Canadian production. The deposits were discovered in 1981, as a result of work by David Bell who is currently a Beaufield director.

Beaufield acquired two properties totaling 2,000 hectares adjoining the Hemlo Mine leases in 2001. In August 2002, Sparton Resources Inc. agreed to earn a 51% interest by spending $600,000 and making cash payments. Beaufield and Sparton formed the Hemlo Joint Ventures in 2002 to jointly acquire and explore on a 50-50 basis other properties in the Hemlo area. The most significant of these were the Joa and Fowler properties purchased from Newmont Canada Ltd in November 2002. These two properties cover 2,288 hectares. The Qued property was subsequently acquired from Newmont and Placer Dome Ltd.

The total holdings in the Hemlo gold camp by the Beaufield-Sparton Hemlo joint venture cover 7,616 hectares

<u>Exploration and Potential:</u>

Little new exploration has been undertaken since the initial discoveries at Hemlo in the early 1980's. There is considerable interest in locating new deposits to replace ore being depleted by the mines.

The Hemlo joint venture undertook drilling of 3 of the properties namely the Cedar Creek, Fowler and Little Black River during the winter of 2003 with approximately 15 holes being drilled. The results were anomalous but economically negative.

The only Hemlo property that Beaufield considers to have significant exploration potential is the Joa which is located on Hwy 17, 13 km due west of the gold mines. Five targets defined by Newmont's earlier work remain to be explored. A previous hole on a 2.3 km long sericitized zone is reported by Bond Gold from earlier work to have intersected 11.65 g/t gold over 1.12 metres. The claims cover the Barite zone which is part of the mine sequence.

Much untested ground remains to be explored. Before undertaking further work Beaufield will examine and compile all existing data which will be complimented by new geophysical surveys. A budget has not at this stage, been allocated to the Joa property.

c) **The Raglan- Ungava Property:**

<u>History and Background:</u>

Beaufield first explored in the Raglan-Ungava region in 1986-1988. Falconbridge Limited began nickel-copper production in 1998 from its deposits within the Chukotat group of rocks. Canadian Royalties announced a significant nickel-copper discovery 15 km south of Raglan in 2001 which led to a staking rush by other parties in 2002.

Beaufield returned to the region at that time and using results from its earlier work was able to reacquire a 2,334.54 hectare property adjoining Falconbridge and on strike with Falconbridge's Raglan mines. The Beaufield property is due east of Falconbridge's Donaldson mine which hosts a resource of 3,835,000 tonnes at 3.44% nickel, 0.80% copper and 6.6 g/t combined platinum palladium.

Beaufield has granted an option to Volcanic Metals Inc. whereby Volcanic can earn a 50% interest by spending $750,000 on exploration and payments of $25,000 and 300,000 shares.

<u>Exploration and Potential:</u>

The Beaufield property covers a strike length of 5.5 km of the favourable Chukotat volcanic geology. The adjoining Falconbridge property covers 55 km of the same geology.

Volcanic Metals has prepared an Engineer's report which recommends a $350,000 exploration program funded by them and consisting of 2,625 metres of drilling. Beaufield expects the work to be undertaken in 2004.

d) **Lac Evans Troilus Properties**

History and Background:

Beaufield acquired a group of claims at the eastern end of the Lac Evans Troilus volcanic belt in 1998 by staking. This was augmented by the acquisition of an adjoining group from Caribgold Resources in 2001.

The Lac Evans property now covers 7,450 hectares. The property received limited drilling by Noramco in 1987. Noramco reported a drill intersection of 15.28% zinc, 1.02% copper, 69.21 g/t silver and 0.15 g/t gold over 5 metres. The zone was explored for about 200 metres within a conductive anomaly measuring 3,500 metres leaving unexplored potential.

In February 2003 Beaufield staked a series of claims within the same volcanic belt at Troilus to cover 6,472 hectares. These claims adjoin and are on strike with the Troilus gold deposit for which Inmet Mining reported a gold production of 164,900 ounces in 2002. The claims also adjoin the Tortigny base metal deposit owned by Noranda Inc. The Tortigny deposit is reported to contain 530,000 tonnes 6.49% zinc, 3.59% copper 85.2 g/t.

Exploration and Potential:

Beaufield is the largest land holder in the Lac Evans Troilus volcanic belt. The properties have unexplored base metal and gold potential.

At the time of writing this report exploration plans have not been formalized. Initially a high resolution airborne electromagnetic and magnetic survey is anticipated for the Troilus portion. At Lac Evans geochemical exploration of known targets appears to be the best exploration approach. Lac Evans exploration should be undertaken during the summer.

I would like to thank the shareholders for their support and the Board of Directors for their excellent advice and assistance.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BEAUFIELD CONSOLIDATED RESOURCES INC.

(signed) "Jens E. Hansen", P. Eng.
President, Beaufield Consolidated Resources Inc.

November 7, 2003

Exemption number 82-1557

Beaufield Consolidated Resources Inc.

(an exploration company)

Financial Statements
August 31, 2003

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

AUDITORS' REPORT

To the Shareholders of
Beaufield Consolidated Resources Inc.

We have audited the balance sheets of Beaufield Consolidated Resources Inc. as at August 31, 2003 and 2002 and the statements of operations and deficit, deferred mineral expenditures and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or
November 3, 2003

Place du Québec
888, 3e Avenue
Val-d'Or (Québec) J9P 5E6
Téléphone : (819) 825-6226
Télécopieur : (819) 825-1461
Internet : www.rcgt.com

Beaufield Consolidated Resources Inc.

(an exploration company)

Balance Sheets

August 31, 2003 and 2002

	2003	2002
	$	$
ASSETS		
Current assets		
Cash and cash equivalents		128,608
Listed shares (market value $174,600; $51,816 in 2002)	**162,316**	49,980
Taxes receivable	**8,840**	6,450
Option payment receivable		20,000
	171,156	205,038
Exploration funds	**57,948**	
Mineral properties, at cost (Note 4)	**1,852,119**	1,856,716
Long-term investment (Note 5)	**11,000**	11,000
	2092,223	2,072,754
LIABILITIES		
Current liabilities		
Bank overdraft	**89**	
Accounts payable and accrued liabilities	**51,934**	42,815
	52,023	42,815
Future income taxes	**168,000**	170,000
	220,023	212,815
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	**15,473,826**	15,024,326
Deficit	**(13,601,626)**	(13,164,387)
	1,872,200	1,859,939
	2,092,223	2,072,754

The accompanying notes are an integral part of the financial statements.

(s) Jens E. Hansen
(Jens E. Hansen), President and Director

(s) Robert A. Martin
(Robert A. Martin), Director

Beaufield Consolidated Resources Inc.

(an exploration company)

Statements of Operations and Deficit

Years ended August 31, 2003 and 2002

	2003	2002
	$	$
Revenues		
Option payments	**59,788**	
Investment	**10,517**	2,793
	70,305	2,793
Administrative expenses		
Administrative services, fees, rent and office	**45,221**	39,236
Travelling and promotion	**5,303**	6,433
Investors relations	**26,051**	
Shareholders' reports	**15,323**	7,793
Shareholders' information, trustee and registration fees	**20,200**	18,873
Telecommunications	**2,034**	2,512
Legal, audit and accounting fees	**35,378**	32,884
Interest and financing charges	**476**	196
	149,986	107,927
Dropped mineral properties and write-down	**394,268**	
	544,254	107,927
Loss before income taxes	**(473,949)**	(105,134)
Income taxes	**(134,000)**	54,000
Net loss	**(339,949)**	(159,134)
Deficit, beginning of year	**(13,164,387)**	(12,889,253)
Share issue expenses	**(97,290)**	(116,000)
Deficit, end of year	**(13,601,626)**	(13,164,387)
Basic and diluted net loss per share	**(0.012)**	(0.008)
Weighted average number of common shares outstanding	**27,396,201**	21,103,188

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.

(an exploration company)

Statements of Deferred Mineral Expenditures

Years ended August 31, 2003 and 2002

	2003	2002
	$	$
Balance, beginning of year	**1,856,716**	1,489,801
Additions		
Drilling	**33,620**	
Geology	**65,048**	10,915
Geophysics	**11,840**	23,462
Linecutting	**53,107**	4,000
Travelling	**1,958**	
General field expenses	**22,693**	20,277
Claim management	**4,345**	1,606
Option payment and acquisition cost	**226,852**	345,560
	419,463	405,820
	2,276,179	1,895,621
Deductions		
Property option	**19,362**	20,000
Mining duties recovered	**10,430**	18,905
Dropped mineral properties and write-down	**394,268**	
	424,060	38,905
Balance, end of year	**1,852,119**	1,856,716

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.

(an exploration company)

Statements of Cash Flows

Years ended August 31, 2003 and 2002

	2003	2002
	$	$
OPERATING ACTIVITIES		
Net loss	**(339,949)**	(159,134)
Non-cash items		
Loss (gain) on disposal of listed shares	**(2,900)**	400
Gain on option payments received	**(59,788)**	
Dropped mineral properties and write-down	**394,268**	
Future income taxes	**(134,000)**	54,000
Changes in non-cash working capital items		
Taxes receivable	**(2,390)**	(3,810)
Accounts payable and accrued liabilities	**9,119**	13,219
Cash flows used in operating activities	**(135,640)**	(95,325)
INVESTING ACTIVITIES		
Additions to listed shares	**(164,466)**	
Disposal of listed shares	**91,030**	14,300
Exploration funds	**(57,948)**	
Additions to mineral properties	**(230,963)**	(105,820)
Option payments received	**63,150**	
Mining duties recovered	**10,430**	18,905
Cash flows used in investing activities	**(288,767)**	(72,615)
FINANCING ACTIVITIES		
Issue of shares	**327,000**	275,000
Share issue expenses	**(31,290)**	
Cash flows from financing activities	**295,710**	275,000
Net increase (decrease) in cash and cash equivalents	**(128,697)**	107,060
Cash and cash equivalents, beginning of year	**128,608**	21,548
Cash and cash equivalents (bank overdraft), end of year	**(89)**	128,608
Additional disclosures of cash flows information :		
Share issuance expenses related to future income taxes on flow-through shares	**66,000**	116,000
Issuance of capital stock for acquisition of mineral properties	**122,500**	300,000
Option payment received in shares	**36,000**	
Additions to mineral properties related to future income taxes	**66,000**	

The accompanying notes are an integral part of the financial statements.

1 —GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the British Columbia Act, is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of expenditures on mineral properties and the related deferred exploration expenses are dependent upon the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and the development of the mineral properties, and upon future profitable production or alternatively, on the sufficiency of proceeds from disposition.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 — CHANGES IN ACCOUNTING POLICIES

On September 1, 2002, the Company adopted prospectively the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. This Section defines notably recognition, measurement and disclosure standards for stock-based payments to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-base method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company has adopted the latter alternative treatment for its employees. The supplementary information required by this new Section is presented in Note 7.

On September 1, 2001, the Company also adopted the new recommendations issued by the Canadian Institute of Chartered Accountants with respect of Section 3500, *Earnings per shares*. Under the new recommendations, the treasury stock method is used instead of the current imputed earnings approach, for determining the dilution effects of options and warrants. Since the Company has incurred losses, such recommendations did not affect the Company's diluted net loss per share.

3 — ACCOUNTING POLICIES

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral properties. Actual results may differ from those estimates.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Exploration funds

Exploration funds consist of cash and cash equivalents, restricted in use for flow-through exploration expenses, pursuant to financing agreements.

Mineral properties

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Government assistance and mining duty credits are applied against the deferred mineral expenditures. Option payments received are applied against the mineral properties or accounted in the operations if the property has already been written off or if the proceed is in excess of the deferred acquisition cost.

3 — ACCOUNTING POLICIES (continued)

Reclamation obligation

Provisions for future site restoration and reclamation are accrued when a reasonable estimate of the costs can be made.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in note 7.

Flow-through common shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting of income taxes, the future income taxes related to temporary differences arising at the later of the renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding charge in the statement of deficit.

Share issue expenses

Share issue expenses are accounted in increase of the deficit.

Stock – based compensations plans

The Company has a stock-based compensation plan for which no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Since the Company does not account for options granted to employees using the fair value method, it discloses pro forma information related to net income and earnings per share figures, which are calculated as if the entity applied the fair value method of accounting to stock options granted to employees. Options granted to non-employees are accounted for using the fair value-based method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

4 — MINERAL PROPERTIES

		2003	2002
		$	$
a)	Louvicourt and Pascalis Township, Québec - "Mainstreet project"	**1**	393,923
b)	Barry, Urban, Carpiquet and Souart Township, Québec - "Urban project"	**979,835**	982,701
c)	Allard River, Québec	**129,156**	102,529
d)	Launay Township, Québec	**7,712**	7,712
e)	Lac Evans area, Québec	**284,056**	273,477
f)	Raglan Ungava, Québec	**2,092**	
g)	Troilus, Québec	**32,109**	
h)	Hemlo properties, Ontario	**214,030**	83,469
i)	Lizar-Hiawatha, Ontario	**161,757**	6,452
j)	Other properties	**41,371**	6,453
		1,852,119	1,856,716

a) **Louvicourt and Pascalis Township, Québec – "Mainstreet project"**

A 40% interest in 8 mining claims subject to a 2% net smelter return (NSR) royalty on all minerals produced from these claims.

b) **Barry, Urban, Carpiquet and Souart Township, Québec – "Urban project"**

A 48.57% to 50% interest in 310 mining claims in joint venture with Kinross Gold Corporation. (See also Note 11 c)

c) **Allard River, Québec**

In 2002, the Company acquired a 100% interest in 119 mining claims (117 in 2003) located in Galinée Township by issuing 763,950 common shares. The property is subject to a 2% NSR.

d) **Launay, Township, Québec**

On September 1, 2000, the Company granted an option to Melkior Resources Inc. to earn up to 60% interest on the remaining 7 claims by fulfilling a $50,000 expenditures commitment over a 4 years period.

4 — MINERAL PROPERTIES (continued)

e) **Lac Evans area, Québec**

A 100% interest in 136 cells (converted from 341 mining claims). In 2002, the Company acquired 286 mining claims by issuing 1,836,050 common shares.

f) **Raglan Ungava, Québec**

A 50% interest in 57 mining claims in Raglan Ungava. Volcanic Metal Exploration Inc. «VME» can earn the remaining 50% by a $25,000 option payment, the issuing of 300,000 shares of its capital stock and by spending $750,000 work before July 1, 2008. VME can earn an additional 25% by completing a bankable feasibility. The Company will own a 1% NSR which can be repurchased for $500,000 after completion of the feasibility study.

g) **Troilus, Québec**

A 100% interest in 289 mining claims.

h) **Hemlo properties, Ontario**

1 – Cedar Creek

In 2002, the Company acquired a 100% interest in mining claims covering 2,000 hectares (1,504 hectares in 2003) by issuing 400,000 common shares and by making cash payments totalling $27,720. The property is subject to a 2% NSR.

On August 21, 2002, amended on September 13, 2002, the Company entered into an option agreement with Sparton Resources Inc. «Sparton» which can earn an initial 50% interest in this property by paying $20,000 in cash and by spending $600,000, increased from an initial amount of $500,000, on exploration on the property within two years of August 21, 2002 of which $100,000 within 180 days of formal date of ratification and an additional $150,000 prior to the first anniversary of the date of this agreement. Sparton also holds the option to increase its equity interest in the project to 51% by paying the sum of $30,000

2 – Pic River

In 2002, the Company acquired a 100% interest in 165 mining claims located in Pic Township by paying $14,400 in cash for staking cost.

4 — MINERAL PROPERTIES (continued)

2 – Pic River (continued)

On September 13, 2002, the Company entered into an option agreement with Sparton which has earned a 50% interest in the property by a $18,150 option payment. Sparton is the operator and exploration is funded 50-50 between the Company and Sparton.

3 – Joa / Fowler and Qued

During the year, the Company acquired a 50% interest covering 114 mining claims with Sparton in the combined Joa / Fowler and Qued properties from Newmount Canada Ltd and Placer Dome (CLA) Limited by issuing a total of 250,000 shares of the Company and a total of 400,000 shares purchase warrants exercisable before February 2006. Sparton is the operator and exploration is funded 50-50 between the Company and Sparton.

The Joa / Fowler property is subject to a 0.5% to 1% NSR depending on the price of gold and certain other terms and condition. The Qued property is subject to a 2.5% NSR.

4 – Little Black River, Pic Township

During the year, the Company acquired a 50% interest in 2 mining claims by paying $4,650 and by paying annual instalments of $3,000 beginning on January 22, 2004 and continuing as long as the Company holds the claims. The property is subject to a 0.9% NSR.

i) **Lizar – Hiawatha, Ontario**

During the year, the Company acquired a 100% interest in 46 units for a total of 736 hectares in the Lizar-Hiawatha property located in the Sault Ste-Marie Division by issuing 400,000 shares of the Company which payment has been requested of the Regulatory authorities and approval is awaited. The Company also holds an option to acquire a 100% interest in a patented-claim block for an amount of $100,000 before January 1, 2007. The property is subject to a 2% NSR.

j) **Other properties**

During the year, the Company has maintained an interest in different mineral properties located in the provinces of Quèbec, Ontario and New Brunswick.

5 — LONG-TERM INVESTMENT

The Company holds 50 units in a non-publicly traded 2,500 unit, Ontario prospecting syndicate. As mineral exploration and fieldwork is anticipated to be carried out over a number of years, this investment is considered long-term. It is carried at initial acquisition cost of $5,000 plus attendant 2000 consulting and overhead costs of $6,000.

6 — CAPITAL-STOCK

Authorized

An unlimited number of common shares without par value

a) Issued and fully paid

	2003		2002	
	Number	**$**	Number	$
Balance, beginning of year	**25,330,311**	**15,024,326**	19,580,311	14,449,326
Issued in counterpart of:				
Mineral properties [1]	**650,000**	**122,500**	3,000,000	300,000
Private placements			3,000,000	240,000
Flow-through private placements	**1,250,000**	**250,000**	350,000	35,000
Exercise of options	**350,000**	**35,000**		
Exercise of warrants	**350,000**	**42,000**		
	2,600,000	**449,500**	5,750,000	575,000
Balance, end of year	**27,930,311**	**15,473,826**	25,330,311	15,024,326
Number of shares under escrow	**129,750**		129,750	

[1] Regulatory approval for the issuance of 400,000 shares pending as at August 31, 2003.

7— FIXED STOCK OPTION PLANS AND WARRANTS

Options

The Company has established a stock option plan pursuant to which options to purchase common shares may be granted to certain officers, directors and employees of the Company as well as persons providing ongoing services to the Company. Under the plan, options to purchase an aggregate of up to 5,300,000 of the common shares outstanding from time-to-time may be granted. No optionee, at the date of grant of the options, may hold more than 5% of shares issued and outstanding; however, the limit for services providers is 2%. Exercise price of options equals the market price of the Company's stock on the date of grant. All options are exercisable upon issuance and are for a five-year term.

7— FIXED STOCK OPTION PLANS AND WARRANTS (continued)

A summary of the status of the Company's fixed stock option plan as at August 31, 2003 and 2002 and the changes during the years ending on those dates is presented below:

	2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	$	$		$
Outstanding, beginning of year	3,150,000	0.10	2,325,000	0.11
Granted	800,000	0.145	1,200,000	0.10
Exercised	(350,000)	0.10	–	
Expired	–		(375,000)	0.15
Outstanding, end of year	3,600,000	0.11	3,150,000	0.10
Options exercisable at year end	3,600,000		3,150,000	

As at August 31, 2003, the following options are outstanding:

Expiry date	Exercise price	Shares
	$	
January 2, 2006	0.10	2,000,000
May 1, 2007	0.10	800,000
July 25, 2008	0.145	800,000
		3,600,000

During the year, the Company granted 800,000 stock options with a weighted average exercise price of $0.145. The Company does not record any compensation expense for its employees. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been increased to the pro forma amounts indicated in the following table:

		2003
		$
Net loss	As reported	**(339,949)**
	Pro forma	**(453,449)**
Basic and diluted net loss per share	As reported	**(0.012)**
	Pro forma	**(0.017)**

7 — FIXED STOCK OPTION PLANS AND WARRANTS (continued)

The pro forma effect on net loss of the period is not representative of the pro forma on net loss of future periods because it does not take into consideration the pro forma compensation cost related to options awarded prior to September 1, 2002.

The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the awards granted since the beginning of the year:

Expected dividend yield	0%
Expected volatility	151%
Risk-free interest rate	3.69%
Expected life	5 years

The weighted average fair value of stock options granted since the beginning of the year was $0.142.

Warrants

The outstanding warrants to purchase common shares are as follows:

			Number of shares	
Expiry date	Exercise price	Number of warrants	**2003**	2002
	$			
December 31, 2002	0.12	350,000		350,000
July 26, 2004	0.12	2,400,000	**2,400,000**	2,400,000
October 28, 2004	0.20	125,000	**125,000**	
November 8, 2005	0.35 to 0.75	200,000	**200,000**	
February 17, 2006	0.35 to 0.75	200,000	**200,000**	
			2,925,000	2,750,000

8 — INCOME TAXES

The Company's effective income tax rate differs from the combined federal and provincial income tax rate in Canada. The difference results form the following:

	2003	2002
	$	$
Loss before income taxes	**(473,949)**	(105,134)
Income taxes at the combined federal and provincial tax rate of 37% (39% in 2002)	**(176,700)**	(41,300)
Share issue expenses deductible	**(3,000)**	(1,000)
Write-off of tax benefits recognized previously	**44,400**	
Other items	**1,300**	
Change in valuation allowance		96,300
Income taxes	**(134,000)**	54,000

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following :

	2003	2002
	$	$
Future income tax assets		
Operating losses carried forward [1]	**286,000**	288,000
Share issue expenses deductible	**12,000**	
Future income tax liabilities		
Mineral properties	**(466,000)**	(458,000)
	(168,000)	(170,000)

[1] Operating losses available to reduce income taxes in future years are detailed as follows:

2004	132,000
2005	115,000
2006	110,000
2007	80,000
2008	77,000
2009	100,000
2010	153,000
	767,000

9 — RELATED PARTY TRANSACTIONS

The principal transactions concluded with its directors and or companies controlled by directors are as follows:

	2003	2002
	$	$
Deferred exploration expenses		
Purchase of mineral properties		22,940
Geology	**7,000**	
Geophysics	**6,000**	
Administrative expenses		
Administrative fees	**6,997**	2,503

These transactions were concluded in normal course of operations and were measured at the exchange amount, that is the amount established and accepted by the parties.

There were accounts payable or accrued liabilities at August 31, 2003 to a company controlled by a director in the amount of $18,540 ($28,225 in 2002).

10 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, taxes receivables, option payment recivable, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from junior mining companies.

11 — SUBSEQUENT EVENTS

a) On September 5, 2003, subject to regulatory approval, the Company has agreed with LEH Ventures Ltd to acquire a 50% interest in the LEH Otish property. To earn its 50% interest, the Company will pay for heavy mineral sampling and the subsequent kimberlite analysis.

b) On September 18, 2003, subject to regulatory approval, the Company and Wamco Technology Group Ltd «Wamco» signed an agreement whereby Wamco can acquire a 50% interest in the Lizar-Hiawatha property by:

- Paying $10,000 on approval followed by annual instalments of $10,000 until completion of the $400,000 expenditure or completion of the feasibility depending on the option selected by Wamco;
- Issuing 400,000 of its shares;
- Spending $400,000 on exploration over five years at a minimum rate of $80,000 per year.

Wamco can also acquire an additional 25% interest by completing a bankable feasibility.

c) On October 14, 2003, subject to regulatory approval, Kinross Gold Corporation has agreed to sell its approximate 50% interest in the Barry, Urban, Carpiquet and Souart Township property to the Company in exchange for 2,000,000 shares.

Exemption number 82-1557

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **X Schedule A**
X Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	Beaufield Consolidated Resources Inc.
ISSUER'S ADDRESS:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario, Canada K2H 7V1
ISSUER TELEPHONE NUMBER:	613-721-2919
ISSUER FAX NUMBER:	613-828-7268
CONTACT PERSON:	Jens E. Hansen, P.Eng.
CONTACT'S POSITION:	President
FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT:	November 7, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED SCHEDULE A AND SCHEDULES B & C.

(signed) "Jens E. Hansen"	November 7, 2003
NAME OF DIRECTOR	DATE SIGNED
(signed) "Robert A. Martin"	November 7, 2003
NAME OF DIRECTOR	DATE SIGNED

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – Supplementary Information
for the year ended August 31, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS
   See Audited Financial Statements for the year ended August 31, 2003.

2. RELATED PARTY TRANSACTIONS
   See Note 9 of the Audited Financial Statements for the year ended August 31, 2003.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD
   See Notes 6 and 7 of the Audited Financial Statements for the year ended August 31, 2003.

4. SUMMARY OF SECURITIES AS AT END OF REPORTING PERIOD

   Authorized Capital
   100,000,000 common shares without par value

   Number and Recorded Value for Shares Issued and Outstanding
   27,930,311 common shares at a recorded value of $15,473,826.

   Outstanding Options
   See Note 7 of the Audited Financial Statements for the year ended August 31, 2003.

   Outstanding Warrants
   See Note 7 of the Audited Financial Statements for the year ended August 31, 2003.

   Shares in Escrow or Pooling Agreements
   129,750

5. LIST OF DIRECTORS & OFFICERS

List of Directors	List of Officers
David R. Bell, St. Catharines, Ontario	Jens E. Hansen, President & CEO
Paul R. Carmel, Montreal, Quebec	Robert A. Martin, Secretary
Jens E. Hansen, Ottawa, Ontario	
Robert A. Martin, Montreal, Quebec	
Gary F. Zak, Vancouver, B.C.	

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "C" – MANAGEMENT DISCUSSION AND ANALYSIS
for the year ended August 31, 2003

1. DESCRIPTION OF BUSINESS
Beaufield Consolidated Resources Inc. is a mineral exploration and development company which acquires, explores, joint-ventures and develops mineral properties in Canada.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION
The comparative financial situation of Beaufield is outlined on page 4 of the August 2003 Financial Statements.

Beaufield's financial position at year end consisted of $162,316 in share investments. In September 2003 a portion of these were sold for net proceeds of $129,943 representing a profit of $3,627. This cash will be kept on hand for operating capital. The company's net earnings from property options and investments was $70,305 compared with $2,793 for the previous year. The net loss for the year was $0.012 ($0.008, 2002).

A writedown of $392,922 was taken for the Mainstreet property on which no exploration has been undertaken for the past three years. The property has substantial excess work and will be kept in good standing pending new geological models.

Total administrative expenses for the year was $149,986 ($107,927, 2002). The increased cost was due to the undertaking of an investor relations program. The I.R. program has been terminated but it may be reconsidered during the coming year. Other costs including regulatory, legal and accounting also increased during the previous year, we expect these to remain constant for the current year. Beaufield has adequate cash on hand to meet all administrative costs for the coming year. The company plans future financing to undertake an active exploration program in 2003-2004.

President's Report

The acquisition of 100% interest in the Urban-Rouleau gold properties, after an agreement to acquire the Kinross interest, places Beaufield in an excellent position to undertake exploration in 2003-2004. The Urban area of Quebec has all the hallmarks of becoming a new producing gold camp and has recently been re-activated following improved access roads and a new gold discovery by other exploration companies. Exploration by Beaufield has already begun with the objective of expanding the known gold zone where earlier estimates have suggested the presence of a significant gold bearing structure containing a gold resource. The best previously announced drill hole from the 1987 drilling program was 27.53 g/t gold over 3.05 metres. The extent of this resource will be explored laterally and at depth where it remains open in both directions.

Beaufield also anticipates exploration on its other properties including Hemlo in Ontario and Ungava and Troilus in Quebec.

Transactions with Related Parties

David R. Bell, a Director, undertook $7,000 of geological exploration work for Beaufield during the year with respect to the Hemlo Joint Venture managed by Sparton Resources Inc.

Jens E. Hansen, President, undertook $6,000 of exploration work relating to his technical expertise in geophysics. Geotest Corporation, 75% owned by Jens E. Hansen was paid $6,997 which resulted from a 10% markup on cash advances to Beaufield subsequently reimbursed at cost plus 10%. This has received Board approval.

There are no contracts with Directors.

3. SUBSEQUENT EVENTS

Refer to Item 11, page 18 of the Audited Financial Statements dated August 31, 2003.

4. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

A financing of $250,000 from Dundee Capital Corp has enabled the company to advance several properties during the year. Discussions are underway for exploration financing for the coming season.

Beaufield is in discussion with various parties concerning exploration financing for 203-2004.

5. LIQUIDITY AND SOLVENCY

Beaufield's financial position at year end consisted of $162,316 in share investments. In September 2003 a portion of these were sold for net proceeds of $129,943 representing a profit of $3,627. This cash will be kept on hand for operating capital.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the**Company**.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

BEAUFIELD CONSOLIDATED RESOURCES INC. (the "Company")

TO BE HELD AT THE QUINN'S ALE HOUSE, 1070 BANK STREET, OTTAWA, ONTARIO

ON TUESDAY, DECEMBER 16, 2003, AT 2:00 PM (EASTERN TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JENS E. HANSEN, the President and a Director of the Company, or failing this person, DAVID R. BELL, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at five	______	______
		For	**Withhold**
2.	To elect as Director, David R. Bell	______	______
3.	To elect as Director, Paul R. Carmel	______	______
4.	To elect as Director, Jens E. Hansen	______	______
5.	To elect as Director, Robert A. Martin	______	______
6.	To elect as Director, Gary F. Zak	______	______
7.	To appoint Raymond Chabot Grant Thornton, Chartered Accountants, as Auditors of the Company	______	______
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

BEAUFIELD CONSOLIDATED RESOURCES INC.

SUPPLEMENTAL MAILING LIST RETURN CARD

Pursuant to National Instrument 54-102, Beaufield Consolidated Resources Inc. (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company at the following address:

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street
P.O. Box 11385 - Station H
Ottawa, Ontario
K2H 7V1

Attention: The Secretary

I do wish to be placed on the Company's supplemental mailing list:

____
NAME (please print)

____
ADDRESS

____

____

BEAUFIELD CONSOLIDATED RESOURCES INC.

CORPORATE DATA

Head Office
19 Nesbitt Street
Ottawa, Ontario K2H 8C4
Telephone: 613-721-2919
Fax: 613-828-7268
e-mail: beaufield@rogers.com

Directors and Officers
David R. Bell
Paul R. Carmel
Jens E. Hansen
Robert A. Martin
Gary F.J. Zak

Registrar and Transfer Agent
ComputerShare Trust Company of Canada
Suite 700
1500 University Street
Montreal, Quebec H3A 3S8

Legal Counsel
Gregory T. Chu
Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C. V6E 3C9

Michel Blouin
Lavery, DeBilly
Suite 4000 – 1 Place Ville Marie
Montreal, Quebec H3B 4M4

Auditor
Raymond Chabot Grant Thornton
Place du Québec
888 – 3rd Avenue
Val d'Or, Quebec J9P 5E6

Listing and Symbol
TSX Venture Exchange - BFD